APOLO GOLD & ENERGY INC.
1458 Granville Street, Suite 1209
Vancouver, British Columbia V6C 1T2
604 687 4150

October 17, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apolo Gold & Energy Inc. (the “Company”) SEC File Number: 333-127980 Form SB-2 Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Gold & Energy, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-127980) originally filed on August 31, 2005, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement covered the resale of certain shares of the Registrant’s Common Stock by a stockholder of the Registrant. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be resold pursuant to the Registration Statement.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

We request this withdrawal because we believe under the Right of First Refusal Provision in the current Duchess Investment Agreement pursuant to which the SB-2 was filed to registered the shares for resale by Dutchess, the private placement to Dutchess would not be considered complete. Under the Right of First Refusal Dutchess would be entitled to make subsequent investment decisions and therefore not be considered irrevocably bound to acquire the shares in a put and so the private placement to Dutchess would not be complete. As a result the Company and Duchess intend to amend the Investment Agreement to delete the Right of First Refusal provision and thereby complete the private placement and permitted the registration of the shares for resale by Dutchess.

We will be filing a new registration statement on Form SB-2. If you have any questions concerning this matter, please contact the undersigned or our securities counsel, Dennis Brovarone, 18 Mt. Laurel Drive, Littleton, CO 80127, 303 466 4092.

Thank you for your assistance in this matter.

APOLO GOLD & ENERGY INC.

By: /s/ ROBERT DINNING
Robert Dinning, Chief Financial Officer, Director